Mail Stop 4561

December 6, 2007

Mr. Phillip D. Green
Group Executive Vice President and Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, TX 78205

> **Re:** **Cullen/Frost Bankers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007, and September 30, 2007**
> **File No. 001-13221**

Dear Mr. Green:

    We have reviewed your response dated November 14, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 19 – Operating Segments, page 106

1.   We note your response to comment one of our letter dated October 31, 2007. In your response you indicate that performance assessments and resource allocations are primarily made in conjunction with regional lines of business. Please refer to paragraphs 10 – 15 of SFAS 131 and tell us the following with respect to your regional lines of business:

- describe your management and organization structure;
- whether the regional lines of business are considered to be operating segments;
- describe the management reports and discrete financial information that your chief operating decision maker regularly reviews; and
- describe how resources are allocated and performance is evaluated.

2.   If your regional lines of business are considered to be operating segments, please refer to paragraphs 16 – 24 of SFAS 131 and provide us with an analysis describing how you determined that aggregation into a single reportable segment is appropriate. In your analysis, demonstrate how the regional lines of businesses have similar economic characteristics and long-term financial performance by providing us with the financial performance of each regional line of business for the past five years.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief